Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

June 24, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 24, 2026, The Nasdaq Stock Market LLC (the "Exchange") received from Futurewave Acquisition Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one ordinary share, one warrant and one right

Ordinary shares, par value $0.0001 per share

Rights, each exchangeable for one-fourth (1/4) ordinary share

Warrants, each exercisable for one ordinary share at an exercise price of $11.50 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi